Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 15, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        ☒                               Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes      ☐           No      ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: December 15, 2004	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Westpac Banking Corporation ABN 33 007 457 141
Group Secretariat Level 25, 60 Martin Place SYDNEY NSW 2000 AUSTRALIA
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

15 December 2004

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to Dividend Reinvestment Plan Allotment

The following number of fully paid ordinary shares have been allotted as follows pursuant to an allotment under the Dividend Reinvestment Plan for the final dividend:

Number	Exercise Price	Allotment Date	Ranking
10,838,005	$18.37	Dividend Reinvestment Plan 15 December 2004	Rank equally

Paid up and quoted capital:	1,794,207,791 fully paid ordinary shares.
(including the new issue)

Yours faithfully,

Emma Lawler

Head of Group Secretariat (Acting)